Exhibit 21.1
LIST OF SUBSIDIARIES

Subsidiaries of Squarespace, Inc.

Name of Entity	Jurisdiction of Incorporation or Organization

Squarespace Ireland Limited	Ireland

Tock LLC	Delaware

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Squarespace, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.